

Mail Stop 4631

January 5, 2010

via U.S. mail and facsimile

Dong Jinqing, CEO
China Industrial Waste Management, Inc.
No. 1 Huaihe West Road
E-T-D Zone, Dalian, China 116600

> **RE: China Industrial Waste Management, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009, and September 30, 2009**
> **File No. 002-95836-NY**

Dear Mr. Dong:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief